UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  Annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934

For the fiscal year ended December 31, 2008

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

                        Commission file number 01-0724376

A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

                        AMERICAN PUBLIC UNIVERSITY SYSTEM

                                 RETIREMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

                         American Public Education, Inc.
                            111 West Congress Street
                        Charles Town, West Virginia 25414

                        AMERICAN PUBLIC UNIVERSITY SYSTEM
                                 RETIREMENT PLAN
                           CHARLES TOWN, WEST VIRGINIA

                                    CONTENTS


Report of Independent Registered Public Accounting Firm......................  1

Statements of Net Assets Available For Benefits .............................  2

Statement of Changes In Net Assets Available For Benefits ...................  3

Notes to Financial Statements ...............................................  4


Schedule of Assets held at Year End.......................................... 10

Signatures................................................................... 12

Exhibits

     Exhibit 23.1 - Consent of McGladrey & Pullen LLP

Report of Independent Registered Public Accounting Firm

To the Trustees, Plan Administrator, and Participants
American Public University System Retirement Plan
Charlestown, West Virginia

We have audited the accompanying statements of net assets available for benefits of American Public University System Retirement Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2, the Plan adopted Financial Accounting Standards Board Statement of Financial Accounting Standard No. 157, Fair Value Measurements, as of January 1, 2008.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ McGladrey & Pullen LLP
--------------------------

Timonium, Maryland
June 26, 2009

American Public University System Retirement Plan

Statements Of Net Assets Available For Benefits
December 31, 2008 And 2007


                                                          2008          2007
--------------------------------------------------------------------------------
Assets
Investments at fair value                             $ 5,452,413   $ 6,084,005
                                                      --------------------------

Receivables:
   Employer contributions                                   4,589        27,929
   Employee contributions                                   6,287        47,745
                                                      --------------------------
                                                           10,876        75,674
                                                      --------------------------
      Total assets                                      5,463,289     6,159,679
                                                      --------------------------
Liabilities
Refund of excess contributions                              9,724             -
                                                      --------------------------
      Net assets available for benefits               $ 5,453,565   $ 6,159,679
                                                      ==========================


See Notes To Financial Statements.

American Public University System Retirement Plan

Statement Of Changes In Net Assets Available For Benefits
Year Ended December 31, 2008


--------------------------------------------------------------------------------
 Investment income:
   Net depreciation in fair value of investments                   $ (2,563,482)
   Interest and dividends                                                 9,754
                                                                   -------------
                                                                     (2,553,728)
                                                                   -------------

 Contributions:
   Employer                                                             809,884
   Employee                                                           1,638,696
   Rollovers                                                             76,661
                                                                   -------------
                                                                      2,525,241
                                                                   -------------

 Benefits paid to participants                                         (676,843)
 Administrative expenses                                                   (784)
                                                                   -------------

         Net decrease                                                  (706,114)

Net assets available for benefits:
 Beginning                                                            6,159,679
                                                                   -------------
 Ending                                                            $  5,453,565
                                                                   =============


See Notes To Financial Statements.

--------------------------------------------------------------------------------
                          Notes To Financial Statement


Note 1. Plan Description and Summary of Significant Accounting Policies
-----------------------------------------------------------------------

The following description of the American Public University System Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:
--------

The Plan, a 401(k) profit sharing plan sponsored by American Public University System, Inc. (the Company), a subsidiary of American Public Education, Inc.
(APEI), covers all eligible employees under the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility:
------------

All employees of the Company are eligible for participation in the Plan except for employees covered by a collective bargaining agreement and non-resident aliens who do not receive income from the employer that constitutes United States income and residents of Puerto Rico.

Contributions:
--------------

Each year, participants may contribute a specified amount or percentage of compensation, up to 60% of their gross annual earnings not to exceed ERISA and Internal Revenue Service (IRS) limits. Participants who have attained the age of 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds and common stock as investment options for participants. The Company contributes 100% of the first 3% of the participant's eligible compensation contributed to the Plan and 50% of the next 2% of the participant's eligible compensation contributed to the Plan. Additional amounts may be contributed at the discretion of the Company. Contributions are subject to certain limitations.

Participant Accounts:
---------------------

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:
--------

Participants are immediately vested in their voluntary contributions, the safe harbor non-elective contributions and any non-elective Company contribution to the Plan, plus actual earnings thereon.

Payment of benefits:
--------------------

Upon termination of service, a participant may elect a lump-sum equal to the value of his or her account or annual installments over a certain period. If a participant's account balance is less than $1,000 upon termination of service, the Plan Administrator will direct the trustee to make a lump- sum distribution.

--------------------------------------------------------------------------------
                          Notes To Financial Statement

Note 1. Plan Description and Summary of Significant Accounting Policies
-----------------------------------------------------------------------
(Continued)
-----------

Hardship withdrawals:
---------------------

Hardship withdrawals shall be allowed in accordance with the Plan provisions, subject to a $500 minimum.

Forfeited accounts:
-------------------

At December 31, 2008 and 2007, the Plan had forfeiture balances of $60 and $0, respectively. This account can be used to reduce future employer contributions. No forfeitures were used during the year ended December 31, 2008.

Administrative expenses:
------------------------

The Plan's administrative expenses are paid by either the Plan or the Plan Sponsor as provided by the Plan document.


A summary of the Plan's significant accounting policies follows:

Basis of accounting:
--------------------

The accompanying financial statements are prepared under the accrual method of accounting.

Estimates:
----------

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes thereon and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those amounts.

Investment Valuation and Income Recognition:
--------------------------------------------

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 2 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits:
--------------------

Benefits are recorded when paid.

--------------------------------------------------------------------------------
                          Notes To Financial Statement

Note 2. Investments
-------------------

The following is a summary of the investment information as of December 31, 2008 and 2007. Single investments representing more than 5% of the Plan's net assets are separately identified:

                                                      2008            2007
--------------------------------------------------------------------------------
Mutual Funds
  FID Growth Company                              $   214,017  *  $   412,855
  Fidelity Investment Group Bond                      380,511         328,762
  Fidelity Low Price Stock                            234,395  *      409,144
  FID Diversified International                       460,924         608,062
  FID Mid Cap Stock                                   200,704  *      346,539
  FID Freedom 2020                                    291,021         386,579
  Fidelity Retirement Money Market                    509,375         238,219  *
Other investments                                   3,161,466       3,353,845
                                                  ------------------------------
                                                  $ 5,452,413     $ 6,084,005
                                                  ==============================

* Amount was less than 5% of Plan assets in the year indicated.

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standard No. 157, Fair Value Measurements, (SFAS 157) issued by the Financial Accounting Standards Board (FASB). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2. Inputs to the valuation methodology include:

     o    Quoted prices for similar assets or liabilities in active markets

     o Quoted prices for identical or similar assets or liabilities in inactive markets

     o Inputs other than quoted prices that are observable for the asset or liability

     o Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

--------------------------------------------------------------------------------
                          Notes To Financial Statement

Note 2. Investments (Continued)
-------------------------------

Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008.


                            Assets at Fair Value as of December 31, 2008

                              Level 1     Level 2    Level 3     Total
                            ---------------------------------------------
Mutual funds                $5,355,728  $       -  $       -  $5,355,728
Common stock                    96,685          -          -      96,685
                            ---------------------------------------------
Total assets at fair value  $5,452,413  $       -  $       -  $5,452,413
                            =============================================

--------------------------------------------------------------------------------
                          Notes To Financial Statement

Note 2. Investments (Continued)
-------------------------------

Changes in Fair Value and Related Gains and Losses:

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $ 2,563,482 as follows:


          Mutual funds                          $ 2,556,445
          Common stock                                7,037
                                                ------------
                                                $ 2,563,482
                                                ============

Note 3 Risks and Uncertainties
------------------------------

The Plan invests in equity securities and mutual funds. Such investments are exposed to various risks such as market and credit. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment balances and the amounts reported in the financial statements.

During 2008, the credit and liquidity crisis in the United States and throughout the global financial system has resulted in substantial volatility in financial markets and the banking system. These and other economic events have had a significant adverse impact on investment portfolios.

Note 4. Plan Termination
------------------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan subject to the provisions of ERISA.

Note 5. Tax Status
------------------

Effective October 9, 2003, the Plan adopted a non-standardized form of a prototype plan sponsored by Fidelity. The prototype plan has received an opinion letter from the Internal Revenue Service as to the prototype plan's qualified status. The prototype plan opinion letter has been relied upon by this Plan. The Plan has been amended since this date; however, the Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Internal Revenue Code.

Note 6. Related Party Transactions
----------------------------------

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $784 for the year ended December 31, 2008.

--------------------------------------------------------------------------------
                          Notes To Financial Statement

Note 6. Related Party Transactions (Continued)
----------------------------------------------

The Plan allows participants to have salary deferral contributions as well as any employer contributions made during the year invested in common stock of APEI. The Plan Sponsor, which is the Company, is the subsidiary of APEI and therefore, these transactions qualify as party-in-interest. Participants are not required to make investments in employer securities.

Note 7. Reconciliation of Financial Statements to Form 5500
-----------------------------------------------------------

The following is a reconciliation of net assets available for benefits based on the financial statements to the Form 5500 for the years ended December 31, 2008 and 2007:

                                                           2008         2007
--------------------------------------------------------------------------------
Net assets available for benefits per the financial
 statements                                            $ 5,453,565  $ 6,159,679
Excess contributions refundable                              9,724            -
Contributions receivable                                   (10,876)     (75,674)
                                                       -------------------------
   Net assets available for benefits per the Form 5500 $ 5,452,413  $ 6,084,005
                                                       =========================

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2008:

--------------------------------------------------------------------------------
Contributions per the financial statements                          $ 2,525,241
  Employee Contributions Receivable, 2008                                (6,287)
  Employee Contributions Receivable, 2007                                47,745
  Excess Contributiions refundable                                        9,724
  Employer Contributions Receivable, 2008                                (4,589)
  Employer Contributions Receivable, 2007                                27,929
                                                                    ------------
      Contributions per the Form 5500                               $ 2,599,763
                                                                    ============

Note 8. Plan Amendment
----------------------

Effective May 15, 2008, the American Public University System Retirement Plan trustees approved APEI stock as an investment option for contributions.

American Public University System Retirement Plan

Schedule Of Assets (Held At End Of Year)
Form 5500, Schedule H, Item 4i
December 31, 2008
--------------------------------------------------------------------------------

Employer Identification Number: 01-0724370
Plan Number: 001

                  (b)
(a)   Identity of Issuer, Borrower,              (c)         (d)        (e)
        Lessor, or Similar Party              Description  Cost ** Current Value
--------------------------------------------------------------------------------
    Mutual funds:
*     FID Fidelity                            Mutual Fund          $     43,700
*     FID Puritan                             Mutual Fund               179,777
*     FID Value Strategies                    Mutual Fund                46,334
*     FID Contrafund                          Mutual Fund               180,517
*     FID Equity Income                       Mutual Fund               134,142
*     FID Growth Company                      Mutual Fund               214,017
*     Fidelity Investment Group Bond          Mutual Fund               380,511
*     FID Intermediate Bond                   Mutual Fund               224,304
*     FID Value                               Mutual Fund               161,668
*     FID OTC Portfolio                       Mutual Fund                18,925
*     FID Overseas                            Mutual Fund                84,120
*     FID Leveraged CO Stock                  Mutual Fund                27,256
*     FID Real Estate Investment              Mutual Fund                41,119
*     FID International Discovery             Mutual Fund                 3,919
*     FID Capital Appreciation                Mutual Fund                   107
*     FID Blue Chip Growth                    Mutual Fund               243,187
*     Fidelity Low Price Stock                Mutual Fund               234,395
*     FID Equity Income II                    Mutual Fund                39,942
*     Fidelity Aggressive Growth              Mutual Fund               142,217
*     FID Diversified International           Mutual Fund               460,924
*     FID Dividend Growth                     Mutual Fund               189,154
*     FID Export & Multination                Mutual Fund                81,302
*     FID International Capital Appreciation  Mutual Fund                 1,326
*     FID Small Cap Independence              Mutual Fund                    22
*     FID Mid Cap Stock                       Mutual Fund               200,704
*     FID Large Cap Stock                     Mutual Fund                55,321
*     FID Freedon Income                      Mutual Fund                58,759
*     FID Freedom 2000                        Mutual Fund                23,892
*     FID Freedom 2010                        Mutual Fund               105,608
*     FID Freedom 2020                        Mutual Fund               291,021
*     FID Freedom 2030                        Mutual Fund               173,736

American Public University System Retirement Plan

Form 5500, Schedule H, Item 4i
December 31, 2008
--------------------------------------------------------------------------------

Employer Identification Number: 01-0724370
Plan Number: 001

                  (b)
(a)   Identity of Issuer, Borrower,              (c)         (d)        (e)
        Lessor, or Similar Party              Description  Cost ** Current Value
--------------------------------------------------------------------------------
*     FID Small Cap Retirement                Mutual Fund                50,067
*     Fidelity Spartan Total Market Index     Mutual Fund                77,165
*     Fidelity Spartan Extended Market Index  Mutual Fund                14,148
*     FID Short Term Bond                     Mutual Fund                55,995
*     FID Fifty                               Mutual Fund               139,135
*     FID Large Cap Value                     Mutual Fund                 2,151
*     FID Freedom 2040                        Mutual Fund               153,232
*     FID Mid Cap Growth                      Mutual Fund                   210
*     FID Total Bond                          Mutual Fund                52,131
*     FID Value Discovery                     Mutual Fund                   872
*     FID Freedom 2005                        Mutual Fund                 2,695
*     FID Freedom 2015                        Mutual Fund                43,425
*     FID Freedom 2025                        Mutual Fund                29,085
*     FID Freedom 2035                        Mutual Fund                93,962
*     FID Small Cap Value                     Mutual Fund                55,304
*     FID Freedom 2045                        Mutual Fund                19,581
*     FID Freedom 2050                        Mutual Fund                15,269
*     Fidelity Retirement Money Market        Mutual Fund               509,375

                                                                   -------------
            Total Mutual Funds                                        5,355,728

*     American Public Education Inc.          Common Stock               96,685
                                                                   -------------
            Total Investments                                      $  5,452,413
                                                                   =============

  * Party-in-interest.
 ** Historical cost information is not required for participant-directed investments.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          AMERICAN PUBLIC UNIVERSITY SYSTEM
                                          RETIREMENT PLAN


Dated: June 26, 2009                      By:    /s/ Harry T. Wilkins
                                                 -------------------------------
                                          Name:  Harry T. Wilkins
                                          Title: Executive Vice President and
                                                 Chief Financial Officer of
                                                 American Public Education, Inc.

                                    EXHIBITS


Exhibit
 Number                     Description of Exhibit
--------                    ----------------------

  23.1 Consent of McGladrey & Pullen LLP, Independent Registered Public Accounting Firm